May 25, 2016

Dear Fellow Devon Energy Corporation Shareowner:

Support Proposal #5 Requesting Climate Change Risk Reporting

We are writing to ask that fellow shareowners support Proposal #5 at Devon Energy Corp. We believe this request is of particular significance in light of the global consensus regarding climate change and emission reduction targets reflected in the Paris Agreement, under which close to 200 governments, including the United States and China, which will transform the energy industry. Climate change poses risks and opportunities – a sentiment shared by close to 200 world leaders who signed the Paris Agreement and agreed to a transition plan to limit global warming which will transform the fossil fuel industry. Prudent, long-term investors now need risk reporting to align with the new global agenda.

CalPERS is the largest public pension fund in the United States with $3011 billion in total assets under management and long-term owner of approximately 1,306,000 shares in Devon Energy Corp. CalPERS will be voting FOR shareowner proposal #52, which requests Devon to disclose climate risk analysis, at the company’s June 8, 2016 annual meeting of shareowners.

➢	Proposal #5 requests a report on the impacts of climate change policy consistent with the targets defined in The Paris Agreement. Reasons to support proposal #5 include:
-	The report will better enable investors to assess Devon Energy’s long-term strategy and risk.
-	Global financial regulators are calling for disclosure of climate change risks.
-	Leading energy companies support meaningful climate change risk reporting.

➢	Independent Proxy Advisors: ISS and Glass Lewis have similarly recommended that investors vote FOR Proposal #5 at the Devon Energy Corp. annual meeting on June 8, 2016.

Climate Change Reporting – Request for an Assessment of the Company’s Portfolio Risks

We believe investors would benefit from a report which assesses Devon Energy’s oil and gas reserves under a scenario consistent with the global emissions reduction target defined in The Paris Agreement, which is also in line with the International Energy Agency’s 450 Scenario. Specifically, the proponents are looking for Devon Energy to “publish an annual assessment of long term portfolio impacts of public climate change policies, at reasonable cost and omitting proprietary information. The report should analyze the impacts on Devon’s portfolio of oil and gas reserves and resources in a scenario in which reduction in demand results from carbon restrictions and related rules or commitments adopted in the future by governments consistent with the globally agreed upon 2 degree target. The report should assess the resilience of the company’s full portfolio of reserves and resources through 2040 and beyond and address the range of financial risks associated with such a scenario”.

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1CalPERS total assets under management at fiscal year ending June 30, 2015.
2 Proposal filed by The New York State Comptroller.

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card but return it to Devon Energy Corp.

CalPERS believes effective management of environmental factors, including those related to climate change risk, increase the likelihood that companies will perform well over the long-term. We support the request of proposal #5 asking the company to report on the risks associated with climate change through routine annual disclosures.

Financial Regulators Call for Disclosure of Climate-Related Risks, Including Scenario Analysis

Climate change poses financial risks, and investors need better disclosure to understand and price those risks – the Financial Stability Board (FSB), representing the world’s central banks, has been mandated by G-20 leaders to develop new climate-related financial risk disclosures. FSB Chair Mark Carney has argued, “Inadequate information on risk exposures can lead to a mispricing of assets and/or misallocation of investment and can potentially give rise to concerns about financial stability, since markets can be vulnerable to abrupt corrections.”3 In its “Phase 1 Report of the Task Force on Climate-Related Financial Disclosures,” presented to the FSB on March 31, 2016, the Task Force recommends that, “When appropriate, meaningful and relevant disclosures should be supplemented by sensitivity or scenario analysis” (emphasis added).4

Leading Energy Companies Support Shareowner Requests for Risk Reporting on Climate Change

We applaud BP, Royal Dutch Shell, Statoil, Rio Tinto, Anglo-American, and Suncor, which have supported shareowner requests for climate risk reporting.

The request for Climate Risk Reporting at Devon Energy Corp. has been built on a history of engagement by shareowners. In September 2013, CERES launched the Carbon Asset Risk Initiative (CAR) with a group of 75 investors, including CalPERS, requesting Devon Energy Corp. and other companies to review and provide reporting related to climate change risk. Shareowners have continued to engage Devon Energy and the other leading energy companies on this topic since the initiative’s inception.

Vote FOR Climate Risk Reporting Proposal #5

Should you have any questions please feel free to contact Todd Mattley, CalPERS Investment Officer and Global Head of Proxy Voting at Todd_Mattley@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,

Anne Simpson
Investment Director, CalPERS

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3 Mark Carney, “Breaking the tragedy of the horizon—climate change and financial stability,” (speech, Lloyd’s, London), September     29, 2015.
4 Phase 1 report is available at https://www.fsb-tcfd.org/wp-content/uploads/2016/03/Phase_I_Report_v15.pdf

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card but return it to Devon Energy Corp.